Exhibit 99.3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at
(CAD millions, unaudited)	Note	March 31, 2026	December 31, 2025
Assets
Current
Cash		$1.5	$-
Accounts receivable		90.5	56.1
Risk management	7	41.5	23.0
Prepaid expenses and other		11.3	11.0
		144.8	90.1
Non-current
Property, plant and equipment	3	1,528.8	1,494.5
Risk management	7	28.2	8.7
Deferred income tax	11	267.9	261.5
		1,824.9	1,764.7
Total assets		$1,969.7	$1,854.8

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$-	$0.4
Accounts payable and accrued liabilities		197.1	155.0
Current portion of lease liabilities	5	3.2	3.3
Current portion of provisions	6	10.2	8.9
Risk management	7	41.2	-
		251.7	167.6
Non-current
Long-term debt	4	245.3	179.9
Lease liabilities	5	16.1	16.2
Provisions	6	97.0	98.3
Other non-current liabilities		3.6	1.2
		613.7	463.2
Shareholders’ equity
Shareholders’ capital	9	2,072.0	2,084.8
Other reserves	9	105.5	109.6
Deficit		(821.5)	(802.8)
		1,356.0	1,391.6
Total liabilities and shareholders’ equity		$1,969.7	$1,854.8

Subsequent events (Note 4, 7 and 9)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

		Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2026	2025

Production revenues	8	$148.7	$211.0
Processing fees	8	2.1	2.8
Royalties		(12.9)	(28.4)
Sales of commodities purchased from third parties		0.6	2.0
		138.5	187.4

Other income	8	1.5	1.8
Risk management loss	7	(49.8)	(12.5)
		90.2	176.7

Expenses
Operating		41.2	59.0
Transportation		13.6	16.8
Commodities purchased from third parties		0.4	1.7
General and administrative		5.5	5.6
Share-based compensation	10	0.2	2.9
Depletion, depreciation and impairment	3	45.9	55.3
Financing	4	7.4	12.7
Restructuring		0.2	0.1
Transaction costs		-	2.2
Other		0.4	-
		114.8	156.3
Income (loss) before taxes		(24.6)	20.4

Deferred income tax (recovery)	11	(5.9)	5.0

Net and comprehensive income (loss)		$(18.7)	$15.4

Net income (loss) per share
Basic		$(0.28)	$0.21
Diluted		$(0.28)	$0.20
Weighted average shares outstanding (millions)
Basic	9	67.3	73.5
Diluted	9	67.3	76.4

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Three months ended March 31
(CAD millions, unaudited)	Note	2026	2025

Operating activities
Net income (loss)		$(18.7)	$15.4
Depletion, depreciation and impairment	3	45.9	55.3
Financing	4	2.9	5.2
Share-based compensation	10	2.2	2.1
Unrealized risk management loss	7	34.4	15.2
Unrealized equity forward contract gain	7	(19.8)	-
Deferred income tax (recovery)	11	(5.9)	5.0
Decommissioning expenditures	6	(1.7)	(6.6)
Equity forward contracts	7	(11.4)	-
Onerous office lease settlements	6	-	(0.7)
Change in non-cash working capital		12.1	5.8
		40.0	96.7
Investing activities
Capital expenditures	3	(79.7)	(128.4)
Property acquisitions	3	(0.6)	-
Change in non-cash working capital		(1.6)	30.7
		(81.9)	(97.7)
Financing activities
Increase in syndicated credit facility	4	65.0	14.5
Lease liabilities settlements	5	(0.9)	(0.6)
Exercised compensation plans		(1.3)	(1.8)
Repurchase of common shares	9	(18.1)	(9.6)
Tax paid on repurchase of common shares		(0.9)	(0.7)
		43.8	1.8

Change in cash and cash equivalents		1.9	0.8
Cash and cash equivalents (overdraft), beginning of period		(0.4)	(0.5)
Cash and cash equivalents, end of period		$1.5	$0.3

Supplementary information
Cash interest paid		$0.9	$11.0

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2026		$2,084.8	$109.6	$(802.8)	$1,391.6
Net and comprehensive loss		-	-	(18.7)	(18.7)
Share-based compensation	10	-	2.2	-	2.2
Issued on exercise of equity compensation plans	9	5.5	(6.8)	-	(1.3)
Repurchase of common shares for cancellation	9	(18.1)	-	-	(18.1)
Tax adjustment on excess value - RSUs	11	-	0.5	-	0.5
Tax on repurchases of common shares	9	(0.2)	-	-	(0.2)
Balance at March 31, 2026		$2,072.0	$105.5	$(821.5)	$1,356.0

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2025		$2,135.2	$108.6	$(838.0)	$1,405.8
Net and comprehensive income		-	-	15.4	15.4
Share-based compensation	10	-	2.1	-	2.1
Issued on exercise of equity compensation plans	9	2.1	(3.9)	-	(1.8)
Repurchase of common shares for cancellation	9	(9.6)	-	-	(9.6)
Tax on repurchases of common shares	9	(0.1)	-	-	(0.1)
Balance at March 31, 2025		$2,127.6	$106.8	$(822.6)	$1,411.8

See accompanying notes to the unaudited interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2026	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Unaudited Interim Consolidated Financial Statements

(All tabular amounts are in millions of Canadian dollars except numbers of common shares, per share amounts, percentages and various figures in Note 7)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The unaudited condensed interim consolidated financial statements ("interim consolidated financial statements") include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

b) Statement of Compliance

These interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Obsidian Energy’s annual audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with Obsidian Energy’s audited annual consolidated financial statements as at and for the year ended December 31, 2025. Additionally, these interim consolidated financial statements were prepared using the same accounting policies as in the annual consolidated financial statements as at and for the year ended December 31, 2025, except as described below.

These interim consolidated financial statements were approved for issuance by the Board of Directors on May 6, 2026.

c) Material Accounting Policies

The International Accounting Standards Board issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures with the intention to clarify the date of recognition and derecognition of some financial assets and liabilities. The Company adopted the amendments on their effective date of January 1, 2026. This adoption had no material impact on our interim consolidated financial statements.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Property, plant and equipment ("PP&E")

Oil and Gas assets/ Facilities, Corporate assets

Cost	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$8,720.9	$8,417.0
Capital expenditures	79.7	279.3
Property acquisitions	1.5	15.0
Property dispositions	(0.9)	-
Net decommissioning changes	(0.4)	9.6
Balance, end of period	$8,800.8	$8,720.9

Accumulated depletion and depreciation	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$7,244.7	$7,073.2
Depletion and depreciation	45.0	178.3
Impairment reversal	(0.1)	(6.8)
Balance, end of period	$7,289.6	$7,244.7

		As at
Net book value	March 31, 2026	December 31, 2025
Total	$1,511.2	$1,476.2

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$29.4	$14.8
Additions	0.3	14.6
Balance, end of period	$29.7	$29.4

Accumulated amortization	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$11.1	$9.4
Amortization	1.0	1.7
Balance, end of period	$12.1	$11.1

		As at
Net book value	March 31, 2026	December 31, 2025
Total	$17.6	$18.3

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

Total PP&E

Total PP&E including Oil and Gas assets/Facilities, Corporate assets and Right-of-use assets is as follows:

		As at
PP&E	March 31, 2026	December 31, 2025
Oil and Gas assets/Facilities, Corporate assets	$1,511.2	$1,476.2
Right-of-use assets	17.6	18.3
Total	$1,528.8	$1,494.5

At March 31, 2026, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. No indicators were noted for our Willesden Green, Peace River and Viking cash generating units ("CGUs").

During the first quarter of 2026, we recorded a $0.1 million impairment reversal (2025 - $0.1 million impairment) in our Legacy CGU due to a reduction in the decommissioning liability in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are either expensed or recovered each period.

Pembina Disposition

On April 7, 2025, the Company closed the disposition of our operated Pembina assets to InPlay Oil Corp. ("InPlay"). Total consideration for the transaction included $208.3 million of cash (inclusive of final closing adjustments), 9,139,784 common shares of InPlay ("InPlay Shares") and a $14.7 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property.

During the third quarter of 2025, the Company sold all of our InPlay Shares for total proceeds of $91.4 million and recorded a $15.2 million gain on the sale within Other Income on the Consolidated Statements of Income (Loss).

4. Long-term debt

		As at
	March 31, 2026	December 31, 2025
Syndicated credit facility	$74.0	$9.0
Senior unsecured notes
8.125% $175.0 million, maturing December 3, 2030	175.0	175.0
Total	249.0	184.0
Deferred financing costs	(3.7)	(4.1)
Total long-term debt	$245.3	$179.9

Non-current portion	$245.3	$179.9

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The Company completed our semi-annual borrowing base redetermination in April 2026. The aggregate amount available under the syndicated credit facility remained at $235.0 million and the revolving period and maturity dates are now set at May 31, 2027 and May 31, 2028, respectively.

At March 31, 2026, the Company had senior unsecured notes outstanding totaling $175.0 million which mature on December 3, 2030. The senior unsecured notes were issued at par under a trust indenture and are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

At March 31, 2026, letters of credit totaling $2.5 million were outstanding (December 31, 2025 – $2.5 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

Financing expense consists of the following:

	Three months ended March 31
	2026	2025
Interest	$4.5	$7.5
Accretion on decommissioning liability	2.1	4.6
Accretion on discount of senior unsecured notes	-	0.1
Accretion on lease liabilities	0.4	0.1
Deferred financing costs	0.4	0.4
Financing	$7.4	$12.7

5. Lease liabilities

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$19.5	$6.6
Additions	0.3	14.6
Accretion charges	0.4	0.4
Lease payments	(0.9)	(2.1)
Balance, end of period	$19.3	$19.5

Current portion	$3.2	$3.3
Non-current portion	$16.1	$16.2

6. Provisions

Decommissioning liability

At March 31, 2026, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2025 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 8.0 percent (December 31, 2025 – 8.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At March 31, 2026, the total decommissioning liability on an undiscounted, uninflated basis was $327.4 million (December 31, 2025 - $324.0 million).

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$107.2	$115.7
Net liabilities added (1)	0.2	2.0
Increase (decrease) due to changes in estimates	(0.6)	7.0
Liabilities settled	(1.7)	(28.8)
Transfers to liabilities for assets held for sale	-	(0.9)
Accretion charges	2.1	12.2
Balance, end of period	$107.2	$107.2

Current portion	$10.2	$8.9
Non-current portion	$97.0	$98.3

(1)
Includes additions from drilling activity, facility capital spending and activity related to net property acquisitions (dispositions).

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

7. Risk management

Financial instruments consist of cash (overdrafts), accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At March 31, 2026, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity contracts and equity forward contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses for financial commodity contracts and in share-based compensation for equity forward contracts.

At March 31, 2026 and December 31, 2025, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$31.7	$7.1
Unrealized gain (loss) on financial instruments:
Oil	(38.3)	(3.3)
Natural gas	5.2	(0.2)
Foreign exchange forward contract	(1.3)	-
Equity forward contracts (1)	19.8	(0.6)
Equity forward contracts purchased	11.4	28.7
Total fair value, end of period	$28.5	$31.7

Current asset portion	$41.5	$23.0
Current liability portion	(41.2)	-
Non-current asset portion	28.2	8.7
Non-current liability portion	$-	$-

(1)
Unrealized gain (loss) on equity forward contracts is included in share-based compensation expense.

Obsidian Energy records our risk management assets and liabilities on a net basis in the Consolidated Balance Sheets. At March 31, 2026 and December 31, 2025, there were no differences between the gross and net amounts.

Obsidian Energy had the following financial instruments outstanding at March 31, 2026. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Commodity contracts

	Notional Volume (bbl/d)	Remaining Term	Price (US$/bbl)	Fair value (millions)
Oil
WTI Swap	13,550	April 2026	$65.93	$(18.4)
WTI Swap	13,100	May 2026	67.45	(13.1)
WTI Swap	12,075	June 2026	71.56	(6.8)
WTI Swap	8,250	July 2026	75.71	(1.6)
WTI Swap	2,250	August 2026	81.20	0.4
WTI Collar	750	June 2026	86.00 - 92.25	0.1
WTI Collar	5,050	August 2026	$80.25 - 87.69	$1.1
Total oil				$(38.3)

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)	Fair value (millions)
Natural Gas
AECO Swap	35,377	April 2026 - October 2026	$2.68	$8.5
AECO Swap	4,739	November 2026 - March 2027	$3.31	$0.3
Total natural gas				$8.8

Total				$(29.5)

Subsequent to March 31, 2026, the Company entered into the following additional commodity contracts:

	Notional Volume (bbl/d)	Remaining Term	Price (US$/bbl)
Oil
WTI Swap	700	July 2026	$81.29
WTI Swap	1,375	September 2026	$82.14

The components of risk management within Income on the Consolidated Statements of Income (Loss) are as follows:

	Three months ended March 31
	2026	2025
Realized
Settlement of oil contracts loss	$(17.4)	$(0.2)
Settlement of natural gas contracts gain	1.9	2.9
Settlement of foreign exchange contracts gain	0.1	-
Total realized risk management gain (loss)	$(15.4)	$2.7

Unrealized
Oil contracts loss	$(38.3)	$(10.3)
Natural gas contracts gain (loss)	5.2	(4.9)
Foreign exchange contracts loss	(1.3)	-
Total unrealized risk management loss	(34.4)	(15.2)
Risk management loss	$(49.8)	$(12.5)

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

Foreign Exchange Forward Contracts

Obsidian Energy is exposed to fluctuations in the US/CAD exchange rate on oil sales based on the US dollar benchmark prices. The Company mitigates this exposure by entering into foreign exchange forward contracts.

	Notional Amount ($ millions)	Remaining Term	Price (C$)	Fair value (millions)
Foreign exchange forward contracts
FX forward contract	19.5	April 2026	$1.3665	$(0.4)
FX forward contract	19.6	May 2026	1.3700	(0.3)
FX forward contract	20.3	June 2026	1.3732	(0.2)
FX forward contract	19.2	July 2026	1.3714	(0.2)
FX forward contract	18.5	August 2026	1.3715	(0.2)
FX forward contract	4.0	September 2026	$1.3750	$-
Total				$(1.3)

Prepaid Equity Forward Contracts

Obsidian Energy is exposed to equity price risk on our common share price in relation to our share-based compensation plans. Given the value of our share-based compensation plans fluctuates based on the Company’s common share price on the Toronto Stock Exchange ("TSX") at each period end date, the Company helps mitigate this exposure by entering into equity forward contracts. Unrealized and realized gains/losses on our equity forward contracts for the period are recorded through share-based compensation.

	Share Volume	Remaining Term (1)	Price (C$)	Fair value (millions)
Equity
Equity Forward Contract	720,000	September 2028	$8.89	$9.5
Equity Forward Contract	1,300,000	October 2028	8.72	17.2
Equity Forward Contract	550,000	November 2028	8.43	7.3
Equity Forward Contract	715,000	December 2028	8.31	9.4
Equity Forward Contract	450,000	January 2029	8.76	5.9
Equity Forward Contract	680,000	February 2029	10.18	9.0
Equity Forward Contract	80,000	April 2029	$13.28	$1.0
Total				$59.3

(1)
The Company can settle the contract, or a portion of the contract, at any time.

Changes to the prepaid equity forward contracts balance were as follows:

	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$28.1	$-
Prepaid equity forward contracts share purchases	11.4	28.7
Unrealized settlement gain (loss) on equity forward contracts	19.8	(0.6)
Balance, end of period	$59.3	$28.1

Current portion	$31.1	$19.4
Non-current portion	$28.2	$8.7

Subsequent to March 31, 2026, the Company entered into the following additional equity forward contracts:

	Share Volume	Remaining Term	Price (C$)
Equity
Equity Forward Contracts	630,000	April 2029	$13.89

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, inflation risk, geopolitical risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

The conflict in the Middle East between Iran, Israel and the United States, has impacted the global supply of oil and liquid natural gas and resulted in volatile commodity prices. If the conflict continues for a prolonged period of time, it could lead to further fluctuations in the supply of energy products and commodity prices and impact the Company's financial condition. The Company will continue to monitor this situation.

Other than the aforementioned risk, there have been no material changes to these risks from those discussed in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2025.

8. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Three months ended March 31
	2026	2025
Oil	$131.4	$182.4
NGLs	7.0	14.8
Natural gas	10.3	13.8
Production revenues	148.7	211.0
Processing fees	2.1	2.8
Oil and natural gas sales	150.8	213.8
Other income	1.5	1.8
Oil and natural gas sales and other income	$152.3	$215.6

Other income typically consists of road use income which totaled $1.5 million in the first quarter of 2026 (2025 - $1.8 million).

9. Shareholders’ equity

Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2024	73,684,802	$2,135.2
Issued pursuant to equity compensation plans (1)	1,210,911	5.4
Repurchase of common shares for cancellation	(7,621,387)	(54.9)
Tax on repurchases of common shares (2)	-	(0.9)
Balance, December 31, 2025	67,274,326	2,084.8
Issued pursuant to equity compensation plans (1)	838,431	5.5
Repurchase of common shares for cancellation	(1,500,000)	(18.1)
Tax on repurchases of common shares (2)	-	(0.2)
Balance, March 31, 2026	66,612,757	$2,072.0

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)
Includes tax associated with common share repurchases less common share issuances under the Company's share-based compensation plans.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

Normal course issuer bid ("NCIB")

Pursuant to our return of capital initiative to our shareholders, in the first quarter of 2026, the Company renewed our NCIB with the TSX. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

The Company's NCIB program consisted of the following:

	Three months ended March 31
	2026	2025
Number of common shares repurchased	1,500,000	1,157,874
Total consideration for common shares repurchased	$18.1	$9.6
Average price per share	$12.07	$8.29

Subsequent to March 31, 2026 and up to May 6, 2026, the Company repurchased and cancelled an additional 62,500 common shares at an average price of $13.55 per share for total consideration of $0.8 million.

Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2026	2025
Basic	67.3	73.5
Dilutive impact (1)	-	2.9
Diluted	67.3	76.4

(1)
Includes impact of stock options, restricted share units and performance share units.

10. Share-based compensation

Share-based compensation expense relates to options to acquire common shares ("Options") granted under the Company's Stock Option Plan (the "Option Plan"), restricted share units ("RSUs") granted under the Restricted and Performance Share Unit Plan ("RPSU plan"), deferred share units ("DSUs") granted under the Deferred Share Unit Plan ("DSU plan"), performance share units ("PSUs") granted under the RPSU plan and unrealized gains or losses under the equity forward contracts.

The DSU's and PSU's follow the liability method of accounting where the change in share price at the balance sheet date results in a mark-to-market valuation. Settlement of the units or awards, which can be in the form of cash or shares, only occurs when they vest. To mitigate the exposure to fluctuations in our share price, beginning in the third quarter of 2025, the Company began entering into equity forward contracts and the mark-to-market valuation on these contracts is also included in share-based compensation.

The Options and RSU's follow the equity method of accounting where the fair value of the option or unit is calculated at the grant date and expensed over the expected life because these securities are typically settled in shares.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Share-based compensation consisted of the following:

	Three months ended March 31
	2026	2025
DSUs	$10.3	$0.3
PSUs	7.5	0.5
Equity forward contracts gain (1)	(19.8)	-
Liability based incentive plans	$(2.0)	$0.8

RSUs	$1.5	$1.7
Options	0.7	0.4
Equity based incentive plans	2.2	2.1
Share-based compensation	$0.2	$2.9

(1)
Relates to the equity forward contracts entered into to mitigate the Company's exposure to our share-based compensation plans.

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU and DSU future obligations. The share price used in the fair value calculation of the DSU and PSU obligations at March 31, 2026 was $13.22 per share compared to $8.42 per share on December 31, 2025 and $8.43 per share on March 31, 2025. The share price used for the unrealized gain on the equity forward contract at March 31, 2026 was $13.22 per share compared to the weighted average valuation of $8.95 per share.

The weighted average trading price of the Company's common shares was $10.46 for the first quarter of 2026 (2025 - $7.93).

Restricted and Performance Share Unit plan

RSU grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

RSUs (number of shares equivalent)	Three months ended March 31, 2026	Year ended December 31, 2025
Outstanding, beginning of period	1,417,152	1,559,563
Granted	712,180	859,920
Vested	(563,387)	(848,812)
Forfeited	(10,289)	(153,519)
Outstanding, end of period	1,555,656	1,417,152

The fair value and weighted average assumptions of the RSUs granted during the periods were as follows:

	Three months ended March 31
	2026	2025
Average fair value of RSUs granted (per RSU)	$10.73	$7.52
Expected life of RSUs (years)	3.0	3.0
Expected forfeiture rate	5.7%	0.1%

PSU grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheets as the PSUs are typically settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

PSUs (number of shares equivalent)	Three months ended March 31, 2026	Year ended December 31, 2025
Outstanding, beginning of period	947,820	635,910
Granted	-	438,140
Vested	(239,360)	(124,610)
Forfeited	(4,550)	(1,620)
Outstanding, end of period	703,910	947,820

	As at
PSU liability	March 31, 2026	December 31, 2025
Current	$4.0	$1.2
Non-current	3.6	1.2
Total	$7.6	$2.4

Option Plan

The Option Plan allows the Company to issue Options to officers, employees, directors and other service providers.

	Three months ended March 31, 2026		Year ended December 31, 2025
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,978,228	$6.50	2,240,120	$4.59
Granted	1,649,760	10.56	521,070	7.46
Exercised	(498,783)	2.24	(779,722)	1.64
Forfeited	(8,130)	8.29	(3,240)	9.65
Outstanding, end of period	3,121,075	$9.32	1,978,228	$6.50
Exercisable, end of period	1,029,622	$7.76	1,290,527	$5.39

The fair value and weighted average assumptions of the Options granted during the periods were as follows:

	Three months ended March 31
	2026	2025
Average fair value of Options granted (per Option)	$4.50	$4.38
Expected volatility	48.1%	69.7%
Expected life of Options (years)	3.5	4.8
Expected forfeiture rate	0.1%	0.1%

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheets as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15

Deferred Share Units	Three months ended March 31, 2026	Year ended December 31, 2025
Outstanding, beginning of period	2,061,930	1,960,272
Granted	27,434	101,658
Outstanding, end of period	2,089,364	2,061,930

	As at
DSU Liability	March 31, 2026	December 31, 2025
Current	$27.8	$17.5
Total	$27.8	$17.5

At March 31, 2026, the Company had no outstanding DSUs that were redeemable.

11. Deferred income tax asset

	Three months ended March 31, 2026	Year ended December 31, 2025
Balance, beginning of period	$261.5	$273.3
Deferred income tax recovery (expense)	5.9	(11.8)
Tax adjustment on excess value - RSUs	0.5	-
Balance, end of period	$267.9	$261.5

The Company has recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred tax asset is reduced by net income for the period on an after-tax basis.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY FIRST QUARTER 2026	NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 16